Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2008

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the three months ended March 31, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007. The date of this MD&A is May 12, 2008.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted and netbacks included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs.

Reconciliations of non-GAAP measures to their nearest measure prescribed by GAAP are provided below.

Reported results of operations, funds flow and net income include the acquisitions of Canetic Resources Trust (“Canetic”) and Vault Energy Trust (“Vault”) from the closing dates of January 11, 2008 and January 10, 2008, respectively, and subsequent.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per unit amounts)	2008	2007
Cash flow from operating activities	$367	$296
Increase in non-cash working capital	251	5
Asset retirement expenditures	14	10
Funds flow	$632	$311

Basic per unit	$1.76	$1.31
Diluted per unit	$1.75	$1.30

Quarterly Financial Summary

(millions, except per unit and production amounts) (unaudited)

Three months ended	Mar 31 2008	Dec 31 2007	Sep 30 2007	June 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	June 30 2006
Gross revenues (1)	$1,136	$644	$628	$608	$582	$579	$636	$452
Funds flow	632	349	346	326	311	303	367	264
Basic per unit	1.76	1.44	1.44	1.37	1.31	1.23	1.55	1.59
Diluted per unit	1.75	1.43	1.43	1.35	1.30	1.22	1.53	1.56
Net income (loss)	78	127	138	(186)	96	123	178	220
Basic per unit	0.22	0.53	0.57	(0.77)	0.41	0.44	0.66	1.34
Diluted per unit	0.22	0.52	0.57	(0.77)	0.40	0.44	0.65	1.31
Distributions declared	382	246	245	243	242	241	241	168
Per unit	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	109,016	73,332	72,783	70,923	71,716	70,819	69,215	48,599
Natural gas (mmcf/d)	500	328	315	334	340	355	359	268
Total (boe/d)	192,291	128,024	125,345	126,599	128,447	129,915	129,059	93,242

(1) Gross revenues include realized gains and losses on commodity contracts.

(2) Includes crude oil and natural gas liquids.

Canetic Acquisition

On January 11, 2008, the Trust closed the acquisition of Canetic. Under the Plan of Arrangement, Canetic unitholders received 0.515 of a Penn West trust unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes plus a one-time special distribution of $0.09 per unit under the terms of the Combination Agreement. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows. This allocation is subject to change upon the final determination of the fair values.

Purchase price	(millions)
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,327
Working capital deficiency	(253)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, the Trust closed the acquisition of Vault. The acquisition was accomplished through a Plan of Arrangement wherein Vault unitholders received 0.14 of a Penn West trust unit for each Vault unit and all Vault exchangeable shares were exchanged for Penn West trust units based on the exchange ratio for Vault units at the effective date of the Plan of Arrangement. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows. This allocation is subject to change upon the final determination of the fair values.

Purchase price	(millions)
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework that is to become effective on January 1, 2009. The new framework maintains or continues certain programs that are important to Penn West, including the oil sands administrative status of the lands related our Peace River Oil Sands project thus preserving our netbacks, Enhanced Oil Recovery (“EOR”) and Innovative Technology incentive programs important for the economics of our CO2 and other EOR projects and the continuance of the Otherwise Flared Solution Gas Waiver Program supporting our environmental and asset optimization objectives.

Penn West, as the largest conventional energy trust in North America, has a diversity of play types across the Western Canada Sedimentary Basin. Approximately 60 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature assets. We currently expect that our conventional producing oil and natural gas strategies and business plans will be minimally affected by these royalty changes at current commodity prices and given our current asset mix.

In April 2008, two initiatives were announced by the Government as part of their ongoing review to identify and resolve any “unintended consequences” of the new royalty framework. The first initiative is a program to support producers in the development of deep oil and gas reserves. The program involves royalty incentives for new exploration oil wells drilled to depths greater than 2,000 metres and for new natural gas exploration and development wells drilled deeper than 2,500 metres. The second initiative includes plans to implement measures to ensure sufficient transparency and reporting to the public concerning the royalty process.

Enactment of the Tax on Income Trusts

On June 22, 2007, the federal legislation was enacted implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as “Specified Investment Flow-Through” (“SIFT”) entities.

For SIFTs in existence on October 31, 2006 including Penn West, the SIFT Tax will become effective in 2011 unless certain rules related to “undue expansion” are not adhered to. Under the guidance provided by the Department of Finance, with the recent close of Vault and Canetic, we estimate that we can increase our equity by more than $14 billion between now and 2011 without prematurely triggering the SIFT Tax.

Under the SIFT Tax, distributions from certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and thereafter, and any resultant trust level taxable income will be taxed at an approximate of the corporate income tax rate. The SIFT rate is currently 29.5 percent in 2011 and 28.0 percent thereafter.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced further changes to the SIFT tax rules (the “Provincial SIFT Tax Proposal”). The provincial component of the SIFT tax will be based on the provincial tax rates in provinces where the SIFT has a permanent establishment rather than using a 13 percent flat rate as originally proposed. As Penn West currently has its permanent establishment in the Province of Alberta, for these purposes, its combined SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent. As the Trust currently has a significant tax pool base, it is expected that the Trust could shelter its taxable income for a period after the effective date of the SIFT tax. Distributions sheltered by tax pools would not be currently taxable to the Trust or to unitholders as they would represent a return of capital that would be an adjustment to a unitholder’s adjusted cost base of trust units. Distributions from income subject to the SIFT tax will be considered taxable dividends to unitholders and will generally be eligible for the dividend tax credit. As a result, the SIFT tax should not adversely affect Canadian investors who hold Penn West units in a taxable account.

For accounting purposes, the SIFT tax charge to future income taxes in 2007 of $326 million reflected the future income taxes on the current estimate of the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The Trust’s temporary differences were primarily due to the Petrofund acquisition closing on June 30, 2006 where the excess of the net book value of oil and natural gas properties over tax pools was assigned to the trust in accordance with GAAP.

Our Board of Directors and management are continuously monitoring the impact of this tax on our business strategies. We expect future technical interpretations and details will further clarify the legislation. At the present time, Penn West believes some or all of the following actions will or could result in the future due to the SIFT tax:

•                  If structural or other similar changes are not made, the distribution yield net of the SIFT tax in 2011 and beyond to taxable Canadian investors will remain approximately the same; however, the distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) could fall by an estimated 26.5 percent in 2011 and 25.0 percent in 2012 and beyond, provided the Provincial SIFT Tax Proposal is passed. For U.S. investors, the distribution yield net of the SIFT and withholding taxes could fall by an estimated 22.1 percent in 2011 and 20.8 percent in 2012 and beyond;

•                  A portion of Penn West’s funds flow could be required for the payment of the SIFT tax, or other forms of tax, and would not be available for distribution or reinvestment;

•                  Penn West could convert to a corporate structure with yield in the form of dividends to facilitate investing a higher proportion or all of its funds flow in exploration and development projects. Such a conversion could result in the reduction or the elimination of the current distribution program in favour of higher capital investment and/or a dividend payment program; and

•                  Penn West might determine that it is more economic to remain in the trust structure, at least for a period of time, and shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis, likely at a lower payout ratio.

The Trust continues to review organizational structures and alternatives which might serve to reduce the impact of the SIFT tax on its unitholders. While there can be no assurance that the negative effect of the tax can be minimized or eliminated, Penn West and its tax advisors will continue to work diligently on these issues.

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2008	2007	% change
Natural gas (mmcf/d)	500	340	47
Light oil and NGL (bbls/d)	81,678	49,106	66
Heavy oil (bbls/d)	27,338	22,610	21
Total production (boe/d)	192,291	128,447	50

Production in the first quarter of 2008 exceeded the 128,024 boe per day produced in the fourth quarter of 2007 due to the additional production from the Canetic and Vault acquisitions subsequent to closing.

Production in the first quarter of 2008, including the periods prior to the close of the Canetic and Vault acquisitions was approximately 201,800 boe per day, comprised of 114,177 barrels per day of crude oil and NGL and 526 mmcf per day of natural gas.

We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe such a balance helps to reduce exposure to price volatility that can affect a single commodity. In the first quarter of 2008, crude oil and NGL production averaged 109,016 barrels per day (57 percent of production) and natural gas production averaged 500 mmcf per day (43 percent of production).

We drilled 115 net wells in the first quarter of 2008 compared to 76 in the same period of 2007.

Commodity Markets

Business Environment

The past couple of years have seen upward pressure on all commodity prices resulting from the significant growth in the Asian economies, most specifically China and India. For some time now, analysts have debated what effect the slow down in the U.S. economy would have on the Asian economies and subsequently what the impact would be on commodity prices. U.S. mortgage and debt markets have been in turmoil forcing the U.S. Federal Reserve to lower interest rates and add other fiscal stimuli resulting in a depreciation of the U.S. dollar against many currencies including the Canadian dollar. Despite these economic concerns, oil and natural gas prices strengthened over the first quarter of 2008. To date, China and the other Asian economies appear to be relatively unaffected by the economic slowdown in the U.S. and are continuing to show year-over-year demand growth for energy keeping the global supply-demand balance tight. Growing demand for oil products within significant oil-exporting countries including Russia and several Middle Eastern countries also continues to contribute to higher oil prices. Another reason attributed to the recent rise in commodity prices is that the financial market turmoil in the U.S. has caused large institutional investors to reallocate capital resources away from debt and equity investments and toward commodity markets.

Prompt month closing prices for NYMEX WTI (the most immediate forward contract currently traded) averaged $US97.95 per bbl in the first quarter of 2008, but settled in a range as low as $US86.99 per bbl in January and as high as $US110.33 per bbl in March. Demand growth for oil products in Asia and several oil-exporting countries continues at historically high levels while world supply growth fails to keep pace. The net result is greater reliance on OPEC’s unutilized capacity that is expected to become further strained as the year progresses. Subsequent to the end of the first quarter of 2008, crude oil futures have continued to rise to record levels. Concerns do exist that crude oil is over-valued in relation to the current supply-demand fundamentals as a result of speculative investment activities in the futures markets and thus could be vulnerable to a sell-off.

Heavy oil differentials have narrowed substantially in the first quarter of 2008 compared to fourth quarter 2007, but are still higher than they were for the same period last year.

Natural gas prices recovered significantly in the first quarter of 2008. This past winter started with the largest North American natural gas inventory levels in history. This inventory over-hang weighed on the market resulting in AECO natural gas prices averaging less than $6.00 per GJ in the fourth quarter of 2007. A slow start to colder winter temperatures caused concerns that this would be another unseasonably warm winter adding further pressure on gas prices; however, the second half of winter has been colder than the last few years resulting in a rapid erosion of inventory levels. Contributing to this inventory decrease was a year-over-year reduction in LNG imports as cold weather in some overseas markets and unscheduled downtime at several nuclear power plants outside of North America diverted a significant portion of the LNG shipments overseas. Currently, natural gas inventory levels will start the summer season consistent with the five-year average. Like crude oil, natural gas futures markets have benefited from increased flows of capital investment from large institutional investors in the first quarter of this year.

Natural Gas

Natural gas prices at the end of the first quarter of 2008 were higher than any prices experienced in 2007. Natural gas prices were initially slow to respond as North American weather turned colder this winter due to high inventory levels and as a result the AECO Monthly Index averaged $6.75 per GJ in the first quarter compared to $7.07 per GJ in the first quarter of 2007. Despite this lower AECO natural gas price per GJ, the price per mcf realized in the first quarter of 2008 of $7.93 per mcf was five percent higher than the first quarter of 2007. The natural gas properties acquired from Canetic produce higher heat content gas than the Penn West properties, thus we realize a higher price per mcf with these assets included. Spot natural gas prices at AECO have recently closed well in excess of $9.00 per GJ.

Crude Oil

NYMEX WTI crude oil prices increased in the first quarter of 2008 to average $US97.95 per bbl compared to $US90.63 per bbl in the fourth quarter of 2007 and $US58.23 per bbl in the first quarter of 2007. Continued demand growth from Asia at levels in excess of the growth in non-OPEC supply means that we are continuing a long-term trend of cutting deeper into OPEC’s level of unutilized capacity. Also, continued demand growth from within the OPEC countries is reducing the amount of oil available for export. After widening out to some of the highest percentage levels ever in 2007, quality differentials for heavy and sour crudes tightened back in again in the first quarter of 2008. The Bow River differential to WTI averaged $US20.41 per bbl in the first quarter of this year compared to $US32.76 per bbl and $US15.56 per bbl in the fourth quarter and first quarter of 2007 respectively.

Average Sales Prices

	Three months ended March 31
	2008	2007	% change

Natural gas (per mcf)	$7.98	$7.59	5
Risk management (per mcf)	0.03	0.06	(50)
Natural gas net (per mcf)	8.01	7.65	5

Light oil and liquids (per bbl)	88.77	59.49	49
Risk management (per bbl)	(8.19)	0.36	(100)
Light oil and liquids net (per bbl)	80.58	59.85	35

Heavy oil (per bbl)	66.64	41.03	62

Weighted average (per boe)	68.35	50.08	36
Risk management (per boe)	(3.41)	0.29	(100)
Weighted average net (per boe)	$64.94	$50.37	29

Netbacks

	Three months ended March 31
	2008	2007	% change
Natural gas
Production (mmcf/day)	500	340	47
Operating netback (per mcf):
Sales price	$7.98	$7.59	5
Risk management gain (1)	(0.03)	(0.06)	(50)
Royalties	1.76	1.67	5
Operating costs	1.15	1.04	11
Transportation	0.18	0.20	(10)
Netback	$4.92	$4.74	4

Light oil and NGL
Production (bbls/day)	81,678	49,106	66
Operating netback (per bbl):
Sales price	$88.77	$59.49	49
Risk management loss (gain) (1)	8.19	(0.36)	(100)
Royalties	14.71	10.75	37
Operating costs	16.05	15.14	6
Netback	$49.82	$33.96	47

Heavy oil
Production (bbls/day)	27,338	22,610	21
Operating netback (per bbl):
Sales price	$66.64	$41.03	62
Royalties	9.98	6.27	59
Operating costs	12.87	12.09	6
Transportation	0.08	0.08	—
Netback	$43.71	$22.59	93

Total liquids
Production (bbls/day)	109,016	71,716	52
Operating netback (per bbl):
Sales price	$83.22	$53.67	55
Risk management loss (gain) (1)	6.14	(0.25)	(100)
Royalties	13.52	9.34	45
Operating costs	15.26	14.18	8
Transportation	0.02	0.02	—
Netback	$48.28	$30.38	59

Combined totals

Production (boe/day)	192,291	128,447	50
Operating netback (per boe):
Sales price	$68.35	$50.08	36
Risk management loss (gain) (1)	3.41	(0.29)	(100)
Royalties	12.25	9.63	27
Operating costs	11.64	10.70	9
Transportation	0.48	0.53	(9)
Netback	$40.57	$29.51	37

(1)          Realized component of risk management activities related to oil and natural gas prices.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended March 31
(millions)	2008	2007	% change
Natural gas	$364	$234	56
Light oil and NGL (2)	606	265	129
Heavy oil	166	83	100
Gross revenues (1)	$1,136	$582	95

(1)          Gross revenues include realized gains and losses on commodity contracts.

(2)          NGL revenues include $7 million in Sulphur revenue not included in the netback calculation.

The increase in revenue resulted from higher production volumes due to the Canetic and Vault acquisitions and 55 percent higher liquid prices and five percent higher natural gas prices.

Increases in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2007	$582
Increase in light oil and NGL production	180
Increase in light oil and NGL prices (including realized risk management)	161
Increase in heavy oil production	19
Increase in heavy oil prices	64
Increase in natural gas production	114
Increase in natural gas prices (including realized risk management)	16
Gross revenues – January 1 – March 31, 2008	$1,136

Royalties

	Three months ended March 31
	2008	2007	% change
Royalties (millions)	$214	$111	93
Average royalty rate (%)	18	19	(5)
$ /boe	$12.25	$9.63	27

Expenses

	Three months ended March 31
(millions)	2008	2007	% change
Operating	$203	$124	64
Transportation	8	6	33
Financing	52	16	225
Unit-based compensation	$10	$5	100

	Three months ended March 31
(per boe)	2008	2007	% change
Operating	$11.64	$10.70	9
Transportation	0.48	0.53	(9)
Financing	2.96	1.40	111
Unit-based compensation	$0.59	$0.41	44

Operating

Operating cost control initiatives continue to be a focus of Penn West in 2008. Over the past few years, operating cost escalation has been noted across the industry due to the high demand for skilled labour and oilfield services, particularly drilling and oilfield service rigs. We will continue our commitment to minimizing these industry-wide pressures by maintaining various internal initiatives.

There was no gain or loss (2007 - $2 million) recorded as operating costs on electricity contracts in the first quarter of 2008.

Financing

Penn West Petroleum Ltd. (“the Company”) issued US$475 million of senior private notes (the “2007 Notes”) on May 31, 2007.  The interest rates on the 2007 Notes are fixed at 5.68 to 6.05 percent for terms of 8 to 15 years and average 5.8 percent. During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar at par with one U.S. dollar.

The Company closed an unsecured, revolving, three-year syndicated credit facility with an aggregate borrowing limit of $4.0 billion on January 10, 2008. The facility is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances, LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. The facility was drawn to repay all bank borrowings on the then existing $2.1 billion Penn West credit facility and the Canetic and Vault credit facilities.

On April 30, 2008, the Company priced a proposed private placement of senior, unsecured notes (the “2008 Notes) with an aggregate principal amount of US$480 million plus CAD$30 million. The proposed 2008 Notes mature in 8 to 12 years and bear interest of between 6.12 percent and 6.40 percent with an average of approximately 6.25 percent. The Company expects the placement to close on or about May 29, 2008 and to use the proceeds of the issue to repay a portion of its drawings on its syndicated credit facility. The 10-year U.S. Treasury forward contracts we entered in January 2008 with a notional principal amount of US$225 million at an average fixed treasury rate of 3.688 percent until June 30, 2008, were settled on April 30, 2008 in connection with the pricing of the 2008 Notes.

The Company has swaps on $100 million of bank debt that fix the interest rate at approximately 4.36 percent until April 2008 and on $100 million of bank debt that fix the interest rate at approximately 4.26 percent until November 2010. The interest rate on the balance of the Company’s long-term debt is currently based on short-term, floating interest rate debt instruments.

In the first quarter of 2008, Penn West incurred $52 million of financing charges compared to $16 million in the same period of 2007 due to the increase in average loan balance due to property acquisitions in 2007, the assumption of approximately $1.6 billion of bank debt and $360 million of convertible debentures on the Canetic and Vault acquisitions, and the higher interest rate on the 2007 Notes. The notes contain slightly higher fixed interest rates than the Company was subject to under its syndicated credit facility using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the notes are favorable for a portion of its capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The unit-based compensation expense was $10 million for the three months ended March 31, 2008, of which $2 million was charged to operating expense and $8 million was charged to general and administrative expense (2007 - $5 million, $1 million and $4 million, respectively). The amount increased in the first quarter of 2008 compared to the first quarter of 2007 as a result of trust unit rights granted to new Penn West employees retained subsequent to the close of the Canetic and Vault transactions.

General and Administrative Expenses

	Three months ended March 31
(millions, except per boe amounts)	2008	2007	% change
Gross	$39	$21	86
Per boe	2.21	1.82	21
Net	27	14	93
Per boe	$1.54	$1.19	29

Increases in general and administrative costs in 2008 were due to higher staffing levels and activities from the addition of the Canetic and Vault employees. Historically, Canetic had a higher administrative cost per boe in comparison to Penn West, which led to the increase noted in 2008. In addition, high demand continues for employees and consultants, especially professional staff with experience and strong technical skills leading to increased compensation costs.

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended March 31
(millions, except per boe amounts)	2008	2007	% change
Depletion of oil and natural gas assets	$387	$209	85
Accretion of asset retirement obligations (1)	9	6	50
Total DD&A	396	215	84
DD&A expense per boe	$22.63	$18.59	22

(1)  Represents the accretion expense on the asset retirement obligations during the period.

DD&A expense in 2008 was higher than in 2007 due to additional production from the Canetic and Vault assets at a higher depletion rate compared to the existing Penn West properties. Penn West accounted for the acquisitions as purchases with the purchase price allocated to the fair value of net identifiable assets acquired. The purchase price allocation to oil and natural gas assets at fair value increased our consolidated depletion base per unit.

Taxes

	Three months ended March 31
(millions)	2008	2007	% change
Future income tax reduction	$(55)	$(44)	25

Temporary differences at the Trust level, or differences between book and tax basis of the assets and liabilities, were previously not recognized under GAAP as future income taxes because the Trust is required to distribute all of its taxable income under the terms of its Trust Indenture. Under the SIFT legislation, in 2011 and beyond, as distributions will no longer be tax deductible, the Trust will not be able to make distributions to reduce its taxable income and thus is no longer considered to be exempt from income taxes for accounting purposes. The current SIFT tax rate is 29.5 percent in 2011 and 28.0 percent for 2012 and beyond.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced further changes to the SIFT tax rules (the “Provincial SIFT Tax Proposal”). The provincial component of the SIFT tax will be based on the provincial rates where the SIFT has a permanent establishment rather than using a 13 percent flat rate. As Penn West currently has its permanent establishment in the Province of Alberta its combined SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent. As the tax rate change has not been substantively enacted, no future income tax benefit has been recorded in the financial statements.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. With the new SIFT legislation such amounts transferred to the Trust could be taxable beginning in 2011 as distributions will no longer become deductible by the Trust for income tax purposes. At that time, Penn West could claim on its tax pools to reduce income at the Trust level and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors: they would generally reduce the adjusted cost base of units held by investors however such distributions would likely be at a lower payout ratio.

The SIFT legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events, that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

Foreign Exchange

The US-dollar-denominated 2007 Notes totalling US$475 million have been outstanding since May 31, 2007. The Trust recorded an unrealized foreign exchange loss of $17 million in 2008 (2007 - $nil) on the conversion of the 2007 Notes to Canadian dollars. No gains were realized on these contracts in 2008 or 2007 as no amounts were settled or converted to Canadian dollars during the period.

Funds Flow and Net Income

	Three months ended March 31
	2008	2007	% change
Funds flow (1) (millions)	$632	$311	103
Basic per unit	1.76	1.31	34
Diluted per unit	1.75	1.30	35

Net income (millions)	78	96	(19)
Basic per unit	0.22	0.41	(46)
Diluted per unit	$0.22	$0.40	(45)

 (1) Funds flow is a non-GAAP measure. See “Calculation of Funds flow”.

Funds flow realized in 2008 increased from the comparable 2007 period due to increased product prices and  higher production volumes resulting from the Canetic and Vault acquisitions, partially offset by higher operating and financing costs.

First quarter 2008 net income was lower than the comparable period primarily due to a $186 million (2007 - $39 million) unrealized risk management loss related to losses on commodity collars and swaps and increased depletion and financing charges from the Canetic and Vault assets.

Goodwill

The goodwill balance of $2.0 billion at March 31, 2008 was higher than the $0.7 billion balance at December 31, 2007 as a result of the Canetic and Vault acquisitions. The Trust has determined that there was no goodwill impairment as of March 31, 2008.

Capital Expenditures

	Three months ended March 31
(millions)	2008	2007
Property acquisitions (dispositions), net	$(4)	$17
Land acquisition and retention	30	3
Drilling and completions	120	122
Facilities and well equipping	98	67
Geological and geophysical	11	4
CO2 pilot costs	15	1
Corporate	8	2
Capital expenditures	278	216

Business combinations	5,325	—

Total expenditures	$5,603	$216

We drilled 115 net wells in the first quarter of 2008, resulting in 46 net oil wells, 42 net natural gas wells and 23 stratigraphic wells with a success rate of 96 percent. Our drilling activities were spread evenly through our areas with a slightly higher percentage of wells drilled in our Heavy Oil district.

On January 11, 2008, we closed the acquisition of Canetic. The fair value of the oil and natural gas properties acquired of $5.0 billion was added to property, plant and equipment and $1.3 billion of the purchase price was attributed to goodwill.

On January 10, 2008, we closed the acquisition of Vault. The fair value of the oil and natural gas properties acquired of $346 million was added to property, plant and equipment and $20 million of the purchase price was attributed to goodwill.

In addition to the above noted transactions, for the quarter ended March 31, 2008, no amount (2007 – $8 million) was capitalized for future income taxes to reflect acquisitions with a tax basis differing from the purchase price and $4 million (2007 - $3 million) was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net property acquisitions.

CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot project, including the cost of injectants, for which no reserves have been booked.

Business Risks

Market Risk Management

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency and environmental risk. From time to time, we attempt to minimize exposure to a portion of these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for a two-year period or up to 75 percent of forecast sales volumes, net of royalties, for a one-year period. These limits can only be exceeded with approval from our Board.

For a current summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A or our website at www.pennwest.com which includes all current contracts including those assumed in the Canetic and Vault acquisitions which closed in January 2008.

Foreign Currency Rate Risk

Prices received for sales of crude oil are referenced to, or denominated in, U.S. dollars, and thus realized oil prices are impacted by Canadian to United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates.

In September 2007, we entered into foreign exchange contracts to fix the foreign exchange rate on the future repayment of US$250 million of U.S. dollar denominated private notes at an exchange rate of approximately one Canadian dollar equalling one U.S. dollar. At March 31, 2008, we had U.S. dollar denominated debt with a face value of US$225 million outstanding on which the repayment of principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of our receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk which is reviewed on a regular basis. In order to limit the risk of non-performance of counterparties to derivative instruments, we contract only with organizations with high credit ratings or by obtaining security in certain circumstances.

As at March 31, 2008, the maximum exposure to credit risk is $646 million (December 31, 2007 - $277 million) being the carrying value of the accounts receivable. Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited. As at the balance sheet date, there were no amounts impaired due to credit-related risk.

Interest Rate Risk

We currently maintain a portion of our debt in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates that have for a number of years been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

In April 2006, we entered into interest rate swaps for two years at 4.36 percent on $100 million of bank debt and in November 2007 we entered into interest rate swaps for three years at 4.26 percent on $100 million of bank debt, both of which fixed the interest rates for the stated period of time. The 2007 Notes totalling US$475 million bear fixed interest rates at an average rate of 5.8 percent for an average term of 10.1 years subsequent to May 31, 2007. The proposed 2008 notes total US$480 million plus CAD$30 million and are expected to bear fixed interest rates at an average of approximately 6.25 percent for an average term of 9.6 years subsequent to May 29, 2008.

Liquidity Risk

Liquidity risk is the risk that Penn West is unable to meet its financial liabilities as they come due. Management utilizes a long-term financial and capital forecasting program, which includes having sufficient credit facilities to meet anticipated debt levels, continuous review of debt forecasts to ensure credit facilities are sufficient, distribution and capital program levels are appropriate and that financial covenants will be met, and analysis of capital markets to capitalize on short-term opportunities to optimize the capital structure on a cost effective basis. In the short-term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of minimum levels of cash flow from operating activities. Additional information on specific instruments is discussed below in the “Liquidity and Capital Resources” section and in Note 5 in the Notes to the Financial Statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at March 31, 2008:

(millions)	2008	2009-2010	2011-2012	2013 and thereafter
Bank debt	$—	$—	$3,151	$—
Convertible debentures	6	75	255	—
U.S. senior unsecured notes	—	—	—	488
Accounts payable	849	—	—	—
Distributions payable	127	—	—	—
Total	$982	$75	$3,406	$488

Liquidity and Capital Resources

Capitalization

	March 31, 2008		December 31, 2007
(millions)		%		%
Trust units issued, at market	$10,796	69.8	$6,270	74.0
Bank loan — long-term	3,639	23.5	1,943	22.9
Convertible debentures	336	2.2	—	—
Working capital deficiency (1)	690	4.5	266	3.1
Total enterprise value	$15,461	100.0	$8,479	100.0

 (1) Current assets minus current liabilities, excluding future income tax assets.

During the first three months of 2008, we paid total distributions, including those funded by the distribution reinvestment plan, of $337 million, compared to distributions of $242 million in 2007. This increase was due to approximately 124.3 million additional trust units issued as consideration for Canetic and approximately 5.6 million additional trust units issued as consideration for Vault in January 2008.

Long-term debt excluding convertible debentures at March 31, 2008 was $3,639 million compared to $1,943 million at December 31, 2007. The increase was mainly due to debt of $1,443 million assumed in the Canetic acquisition and $114 million assumed in the Vault acquisition.

On January 10, 2008, the Company closed an unsecured, revolving, syndicated credit facility with an aggregate borrowing limit of $4.0 billion that expires on January 11, 2011. Stamping fees range from 55 - 110 basis points and standby fees range from 11.0 - 22.5 basis points depending on our ratio of senior debt to income before interest, taxes and depreciation and depletion (“EBITDA”).

On March 31, 2008, the Company was in compliance with all of the financial covenants under its syndicated credit facility. The financial covenants under the syndicated credit facility include the following:

•                  Consolidated senior debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                  Consolidated total debt to EBITDA shall be less than 4:1; and

•                  Consolidated senior debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

At March 31, 2008, the consolidated senior and total debt to pro forma EBITDA ratios were 1.5:1 and the consolidated senior debt to capitalization ratio was 30.9 percent. Pro forma EBITDA includes Penn West, Canetic, Vault and Titan Exploration Ltd. (“Titan”, the acquisition of which was completed 100 percent by Canetic on January 10, 2008) and certain property transactions closing in the pro forma period.

On March 31, 2008, the Company was in compliance with the financial covenant pursuant to the 2007 Notes, which is that consolidated total debt to consolidated total capitalization is not to exceed 55 percent except in certain circumstances where it is not to exceed 60 percent.

On April 30, 2008, the Company priced the proposed issue of the 2008 Notes with aggregate principal amounts of US$480 million plus CAD$30 million which are expected to contain the following financial covenants:

•                  consolidated total debt to capitalization shall not exceed 55 percent except in the case of a material acquisition where it is not to exceed 60 percent;

•                  consolidated total debt is not to exceed 400 percent of consolidated EBITDA as at the end of any fiscal quarter; and

•                  priority debt not to exceed 15% of consolidated tangible assets.

The proposed 2008 Notes will also contain change of control provisions stating that if a change in control occurs, the Company might be required to offer to prepay the 2008 Notes at par, which the holders of the 2008 Notes have the right to refuse.

Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, it forecasts that such a special distribution will not be required in 2008.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

Penn West assumed the following convertible debentures through the Canetic acquisition, which we closed on January 11, 2008 and the Vault acquisition, which we closed on January 10, 2008. During the quarter, $24 million of the debentures related to the PWT.DB.C and PWT.DB.E series were redeemed for cash. No debentures were converted in the period.

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices
9.4% Convertible unsecured subordinated debentures	PWT.DB.A	July 31, 2008	$31.11	$1,025 to maturity
8.0% Convertible extendible unsecured subordinated debentures	PWT.DB.B	Aug. 31, 2009	$30.21	$1,050 Aug. 31, 2007 – Aug. 30, 2008 $1,025 Aug. 31, 2008 to maturity
8.0% Convertible unsecured subordinated debentures	PWT.DB.C	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 30, 2009 $1,025 Jun. 30, 2009 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.D	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible unsecured subordinated debentures	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec 30, 2010 $1,025 Dec 31, 2010 to maturity

Standardized Distributable Cash

Prior to the recent guidance from accounting and regulatory standard setters on the disclosure of distributable cash, Penn West’s disclosures regarding distributable cash to its investors focused on statistics including a reconciliation of cash flow from operating activities to distributions declared and distributions declared as a percentage of cash flow from operating activities and net income. The Canadian Institute of Chartered Accountants (“CICA”) issued the Interpretive Release “Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities” in July 2007, which provided further guidance. In the guidance, sustainability concepts are discussed and standardized distributable cash is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair an entity’s ability to pay distributions or maintain productive capacity.

	Three months ended March 31
(millions, except per unit amounts)	2008	2007
Cash flow from operating activities	$367	$296
Productive capacity maintenance (1)	(282)	(199)
Standardized distributable cash	85	97
Proceeds from the issue of trust units (2)	59	29
Debt and working capital changes	238	116
Cash distributions declared	$382	$242
Accumulated cash distributions, beginning	2,110	1,133
Accumulated cash distributions, ending	$2,492	$1,375

Standardized distributable cash per unit, basic	0.23	0.41
Standardized distributable cash per unit, diluted	0.23	0.41
Standardized distributable cash payout ratio (3)	4.5	2.5

Distributions declared per unit	$1.02	$1.02
Net income as a percentage of cash distributions declared	20%	40%
Cash flows from operating activities as a percentage of cash distributions declared	96%	122%

(1)   Please refer to our discussion of productive capacity maintenance below.

(2)   Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust Unit Savings Plan.

(3)   Represents cash distributions declared divided by standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 40-50 percent of annual funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels.

Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain its future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 40-50 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our oil sands project, and our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium-term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow. Distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To March 31, 2008
Cumulative standardized distributable cash from operations (1)	$1,648
Issue of trust units	349
Debt and working capital changes	495
Cumulative cash distributions declared (1)	$2,492

Standardized distributable cash payout ratio (2)	1.51

(1)          Subsequent to the trust conversion on May 31, 2005.

(2)          Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

Financial Instruments

As at March 31, 2008 we had WTI crude oil collars on approximately 42,000 barrels per day from April 1 to December 31, 2008 and 30,000 barrels per day for 2009. The collars on the 42,000 barrels per day to December 31, 2008 have an average floor price of US$65.87 per barrel and an average ceiling price of US$81.07 per barrel. The 2009 oil collars have an average floor price of US$85.00 per barrel and an average ceiling price of $US110.21 per barrel. In addition, Penn West has crude oil swaps on approximately 1,667 barrels per day from April 1 to December 31, 2008 and 500 barrels per day for 2009. The swaps on the remaining 2008 production have an average price of US$72.78 per barrel and the 2009 swaps have an average price of US$72.68 per barrel.

Penn West has AECO natural gas collars on approximately 146,667 GJ per day from April 1 to December 31, 2008 and 170,000 GJ per day from January 2009 until October 2009. The collars on the 146,667 GJ per day to December 31, 2008 have an average floor price of $6.42 per GJ and an average ceiling price of $7.67 per GJ. The 2009 gas collars have an average floor price of $7.38 per GJ and an average ceiling price of $9.76 per GJ. In addition, Penn West has gas swaps on approximately 100,000 GJ per day with an average price of $6.75 per GJ until Oct 2008.

In the second quarter of 2006, we entered into interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on $100 million of floating interest rate debt. Further to this, in the fourth quarter of 2007, we entered into additional interest rate swaps that fix the interest rate for three years at 4.26 percent on $100 million of floating interest rate debt.

In the third quarter of 2007, we entered into foreign exchange forward contracts to fix the principal repayment on debt amounts totalling US$250 million at an exchange rate of approximately par.

In January 2008, we entered into 10-year U.S. Treasury forward contracts on a notional principal amount of US$225 million at an average fixed treasury rate of 3.688 percent until June 30, 2008. The contracts were settled on the pricing of the proposed 2008 Notes on April 30, 2008.

Other financial instruments outstanding at March 31, 2008 were Alberta electricity contracts, which fix April 1 to December 31, 2008 electricity costs on approximately 37 megawatts at $73.10 per megawatt-hour and in both 2009 and 2010 fix electricity costs on 30 megawatts at $76.23 per megawatt-hour.

Mark to market amounts on all financial instruments outstanding at March 31, 2008 are summarized in Note 10 to the unaudited interim consolidated financial statements. Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Outlook

This outlook section is included to provide unitholders with information as to management’s expectations as at May 6, 2008 for production, funds flow and net capital expenditures for 2008 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under “Forward-Looking Statements”.

Oil prices reached record levels during the first quarter of 2008 and have strengthened further since March 31, 2008. The outlook for natural gas prices has improved leading to significant increases in our 2008 forecast prices for both commodities. We continue to expect the Canadian dollar will remain strong compared to the U.S. dollar for the remainder of 2008. Including the Canetic and Vault acquisitions, Penn West continues to forecast 2008 production of between 195,000 boe per day and 205,000 boe per day. Based on an average forecast WTI oil price of US$107.00 per barrel, an average $8.50 per GJ natural gas price at AECO and an average CAD/USD exchange rate of par for 2008, our funds flow forecast for 2008, as at May 6, 2008, is between $2.7 billion and $2.9 billion ($7.15 to $7.70 per unit-basic). Consistent with our budget, we continue to estimate 2008 net capital expenditures of approximately $960 million. In addition, other components of funds flow have been modestly adjusted to reflect experience gained to date in 2008.

Our prior forecast, released on February 22, 2008, was based on a commodity price forecast for 2008 of WTI oil price of US$80.00 per barrel, an AECO natural gas price of $6.75 per GJ and a CAD/USD exchange rate of par. At that time, based on these prices, we forecasted funds flow between $2.0 billion and $2.1 billion ($5.30 to $5.57 per unit-basic).

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on 2008 financial results, including the impact of the Canetic and Vault acquisitions, and before considering hedging impacts, are outlined in the table below.

		Impact on funds flow (1)		Impact on net income (1)
Change of:	Change	$ millions	$ /unit	$ millions	$ /unit
Price per barrel of liquids	$1.00	23.0	0.06	16.1	0.04
Liquids production	1,000 bbls/day	18.1	0.05	8.3	0.02
Price per mcf of natural gas	$0.10	12.7	0.03	8.9	0.02
Natural gas production	10 mmcf/day	15.0	0.04	3.2	0.01
Effective interest rate	1%	20.6	0.05	14.4	0.04
Exchange rate ($US per $CAD)	$0.01	24.2	0.06	16.9	0.04

(1)          The impact on funds flow and net income is computed without adjusting the 2008 actual first quarter commodity prices and production volumes and indicate the impacts for the remaining nine months of 2008. The impact on net income assumes that the distribution levels are not adjusted for changes in funds flow thus changing the incremental future income tax rate.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$—	$—	$—	$3,151	$—	$488
Transportation	18	16	9	6	1	—
Transportation ($US)	3	4	4	4	4	11
Power infrastructure	11	5	5	5	5	10
Drilling rigs	6	2	1	—	—	—
Purchase obligations (1)	10	13	13	13	13	41
Office lease (2)	$18	$26	$48	$63	$61	$673

(1)   These amounts represent estimated commitments of $81 million for CO2 purchases and $22 million for processing fees related to interests in the Weyburn Unit.

(2)   Future office lease commitments will be reduced by sublease recoveries totalling $392 million.

Our syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

The principal amount of $336 million (2007 - $nil) outstanding on March 31, 2008 and a significant portion of the interest payable on convertible debentures may at the option of the Trust be settled by the issuance of trust units. For a schedule of convertible debenture maturities, please refer to the Liquidity Risk section of this MD&A and note 6 to unaudited interim consolidated financial statements.

Equity Instruments

Trust units issued:
As at March 31, 2008	374,872,718
Issued on exercise of trust unit rights	154,844
Issued to employee savings plan	93,720
Issued pursuant to distribution reinvestment plan	574,449
Issued upon conversion of debentures	—
As at May 12, 2008	375,695,731

Trust unit rights outstanding:
As at March 31, 2008	25,061,657
Granted	242,160
Exercised	(154,844)
Forfeited	(395,930)
As at May 12, 2008	24,753,043

Disclosure Controls and Procedures

We have established a Disclosure Committee that is responsible for ensuring that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws. The committee is also responsible for ensuring that our internal controls and procedures are designed to make certain that information is accumulated and communicated to management, including the Chief Executive Officer, the President and Chief Operating Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Disclosure Committee includes selected members of senior management, including the Chief Executive Officer, the President and Chief Operating Officer and the Chief Financial Officer.

Internal Control over Financial Reporting

We have assembled a team of qualified and experienced staff and consultants who have been working on compliance with the applicable regulations regarding internal control over financial reporting (“ICOFR”).  As we are listed in both Canada and the United States, the recent changes in Canada to remove the requirement for auditor attestation and to extend the timing of CEO/CFO certification of the effective operation of internal control over financial reporting to 2008 will not affect us. We became a registrant under the U.S. Securities Exchange Act of 1934 and listed our trust units on the New York Stock Exchange in June 2006.  We certified our ICOFR and obtained auditor attestation of the operating effectiveness of our internal control over financial reporting in conjunction with our 2007 year-end audited financial statements. All significant financial reporting processes have been documented, assessed, and tested. No changes were made during the quarter ended March 31, 2008 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

Accounting Changes and Pronouncements

Effective January 1, 2008, the Trust adopted new Canadian accounting standards being “Capital Disclosures”, “Financial Instruments - Disclosures” and “Financial Instruments - Presentation”. The adoption of these standards had no material impact on the Trust’s net income or cash flows from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments.

Future Accounting Pronouncements

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). On February 13, 2008 the AcSB confirmed January 1, 2011 as the official changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements, under IFRS. The Trust is currently in the process of assessing the impact of IFRS on its financial statements.

Related-Party Transactions

During the first quarter of 2008, Penn West paid less than $1 million (first quarter 2007 – $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in Note 2 to the unaudited interim consolidated financial statements. In the determination of financial results, we must make certain significant accounting estimates as follows:

Full Cost Accounting

We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.

Our reserves were evaluated by GLJ Petroleum Consultants Ltd., an independent engineering firm. In 2003 and subsequent, our reserves were determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a “ceiling test” write-down against income must be made. We determined there was no ceiling test write-down required at March 31, 2008.

Asset Retirement Obligations

The discounted, expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to earnings, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to our asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 7 to the unaudited interim consolidated financial statements details the impact of these accounting recommendations.

Financial Instruments

Financial instruments included in the balance sheets, consist of accounts and taxes receivable, the fair value of the derivative financial instruments, current liabilities and the bank loan. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applied to the bank loan.

All of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting entity compared to its book value. Any impairment must be charged to income or loss in the period the impairment occurs. We determined there was no goodwill impairment as at March 31, 2008.

Forward-Looking Statements

In the interest of providing Penn West’s unitholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following:

The impact on our business, future growth prospects, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax; the impact that the new Alberta royalty framework will have on us, including on our business strategies and plans; our ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax and the impact this would have on distributions and unitholders; environmental regulation compliance costs and strategies; our business strategies and plans; our intention and ability to maintain a balanced portfolio of liquids and natural gas production; the sufficiency of our environmental program; funding sources for distributions, distribution levels and whether a special distribution will be made in 2008; the funding of our asset retirement obligations; our beliefs and outlook for the maintenance of our productive capacity in the medium term; the impact of seasonal factors on us, including on our distribution policies; our outlook for oil and natural gas prices in 2008 and beyond; our ability to minimize increases in our costs in the future; the disclosure contained under the heading “Outlook”, which sets forth management’s expectations as to commodity prices, U.S. / Canadian dollar exchange rates, production volumes, funds flow and net capital expenditures for 2008; the sensitivity of our assumptions regarding 2008 funds flow and net income to changes in certain operational and financial metrics disclosed under the heading “Sensitivity Analysis”; the nature and effectiveness of our risk management strategies; and our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things:  future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities.  In addition, the “Outlook” section is based on specific assumptions as to commodity prices and exchange rates, planned capital expenditures and our success in maintaining production and adding new production through our exploitation activities.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust and Canetic Resources Trust; changes in tax laws; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under “Business Risks” in this document and in Penn West’s public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.

Penn West Energy Trust

Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2008	December 31, 2007

Assets
Current
Accounts receivable	$646	$277
Future income tax	103	45
Other	47	46
	796	368
Property, plant and equipment (note 4)	12,633	7,413
Goodwill	1,999	652
	14,632	8,065
	$15,428	$8,433

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$849	$359
Distributions payable	127	82
Risk management (note 10)	401	148
Convertible debentures (note 6)	6	—
	1,383	589
Long-term debt (note 5)	3,639	1,943
Convertible debentures (note 6)	330	—
Asset retirement obligations (note 7)	626	413
Future income taxes	1,385	918
	7,363	3,863
Unitholders’ equity
Unitholders’ capital (note 8)	7,667	3,877
Contributed surplus (note 8)	44	35
Retained earnings	354	658
	8,065	4,570
	$15,428	$8,433

Subsequent event (note 5)

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Income and Retained Earnings

	Three months ended March 31
(CAD millions, except per unit amounts, unaudited)	2008	2007

Revenues
Oil and natural gas	$1,196	$579
Royalties	(214)	(111)
	982	468

Risk management gain (loss) (note 10)
Realized	(60)	3
Unrealized	(193)	(35)
	729	436

Expenses
Operating (note 9)	205	125
Transportation	8	6
General and administrative (note 9)	35	18
Financing (notes 5 and 6)	52	16
Depletion, depreciation and accretion	396	215
Risk management (gain) loss – unrealized (note 10)	(7)	4
Unrealized foreign exchange loss	17	—
	706	384
Income before taxes	23	52

Taxes
Future income tax reduction	(55)	(44)
	(55)	(44)

Net income	$78	$96

Retained earnings, beginning of period	$658	$1,460
Distributions declared	(382)	(242)
Retained earnings, end of period	$354	$1,314

Net income per unit
Basic	$0.22	$0.41
Diluted	$0.22	$0.40
Weighted average units outstanding (millions)
Basic	359.5	237.4
Diluted	361.2	239.4

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	2008	2007

Operating activities
Net income	$78	$96
Depletion, depreciation and accretion (note 4)	396	215
Future income tax reduction	(55)	(44)
Unit-based compensation (note 9)	10	5
Risk management (note 10)	186	39
Unrealized foreign exchange loss	17	—
Asset retirement expenditures	(14)	(10)
Change in non-cash working capital	(251)	(5)
	367	296

Investing activities
Acquisition of property, plant and equipment	(1)	(56)
Disposition of property, plant and equipment	5	39
Additions to property, plant and equipment	(282)	(199)
Canetic and Vault acquisition costs	(28)	—
Change in non-cash working capital	120	16
	(186)	(200)

Financing activities
Redemption of convertible debentures	(24)	—
Repayment of Canetic and Vault credit facilities	(1,557)	—
Increase in bank loan	1,679	117
Issue of equity	13	6
Distributions paid	(292)	(219)
	(181)	(96)

Change in cash	—	—
Cash, beginning of period	—	—
Cash, end of period	$—	$—

Interest paid	$26	$13
Income taxes paid	$1	$3

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 10)

1. Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2007, except as described below. These financial statements should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

Effective January 1, 2008, the Trust adopted new Canadian accounting standards being “Capital Disclosures”, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”. The adoption of these standards had no material impact on the Trust’s net income or cash flow from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments.

Financial Instruments

Convertible debentures are designated as other financial liabilities.

Per unit calculations

Penn West follows the “if converted” method to compute the dilutive impact of the convertible debentures which assumes the outstanding debentures have been converted at the beginning of the period or upon issuance, if later.

Future Accounting Pronouncements

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). On February 13, 2008 the AcSB confirmed January 1, 2011 as the official changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements, under IFRS. The Trust is currently in the process of assessing the impact of IFRS on its financial statements.

3. Business combinations

Canetic Acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic Resources Trust (“Canetic”) for a total acquisition cost of approximately $3.6 billion, funded through the issuance of 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows, and is subject to change upon the final determination of the fair values.

Purchase price
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,327
Working capital deficiency	(253)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, Penn West closed its acquisition of Vault Energy Trust (“Vault”) for a total acquisition cost of approximately $164 million funded through the issuance of 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows, and is subject to change upon the final determination of the fair values.

Purchase price
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

4. Property, plant and equipment

	March 31, 2008	December 31, 2007
Oil and natural gas properties, including production and processing equipment	$16,532	$10,925
Accumulated depletion and depreciation	(3,899)	(3,512)
Net book value	$12,633	$7,413

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2008, additions to property, plant and equipment included a $4 million (2007 - $3 million) increase related to additions to asset retirement obligations and no amount (2007 - $8 million) was recorded for future income taxes on minor property acquisitions.

An impairment test was performed on the costs capitalized to oil and natural gas properties at March 31, 2008 and 2007. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

5. Long-term debt

	March 31, 2008	December 31, 2007
Bankers’ acceptances and prime rate loans	$3,151	$1,472
US Senior unsecured notes
5.68%, US$160 million, maturing May 31, 2015	165	158
5.80%, US$155 million, maturing May 31, 2017	159	154
5.90%, US$140 million, maturing May 31, 2019	144	139
6.05%, US$20 million, maturing May 31, 2022	20	20
Total long-term debt	$3,639	$1,943

As at March 31, 2008, Penn West Petroleum Ltd. (the “Company”) had an unsecured, three-year revolving syndicated credit facility with an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011. The Company closed the facility on January 10, 2008, which is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

Financing costs includes interest expense on the syndicated credit facility and the senior unsecured notes of $47 million for the quarter ended March 31, 2008 (2007 - $16 million).

Letters of credit totalling $2 million were outstanding on March 31, 2008 (December 31, 2007 - $nil) that reduced the amount otherwise available to be drawn on the syndicated facility.

The US$475 million senior unsecured notes (the “2007 Notes”) are subject to the financial covenant that consolidated total debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes at March 31, 2008 was $484 million (December 31, 2007 - $458 million).

On April 30, 2008, the Company priced a proposed issue of senior unsecured notes (the “2008 Notes”), on a private placement basis primarily in the United States, with aggregate principal amounts of US$480 million plus CAD$30 million. The 2008 Notes will mature in eight to 12 years and bear interest at rates of between 6.12 percent and 6.40 percent with an average rate of 6.25 percent and an average term of 9.6 years. The 2008 Notes contain covenants on total debt to capitalization, total debt to income before interest, taxes and depreciation and depletion (“EBITDA”), set priority debt limitations and contain change of control provisions. The Company expects the placement to close on or about May 29, 2008.

In January 2008, the Company entered into 10-year U.S. Treasury forward contracts on a notional principal amount of US$225 million at an average fixed treasury rate of 3.688 percent until June 30, 2008. The contracts were settled upon pricing of the 2008 Notes on April 30, 2008.

6. Convertible debentures

Penn West assumed the following convertible debentures through the Canetic acquisition closing on January 11, 2008 and the Vault acquisition closing on January 10, 2008 as discussed in Note 3. On the assumption of the convertible debentures, no amount was allocated to the fair value of the equity conversion features.

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices
9.4% Convertible unsecured subordinated debentures	PWT.DB.A	July 31, 2008	$31.11	$1,025 to maturity
8.0% Convertible extendible unsecured subordinated debentures	PWT.DB.B	Aug. 31, 2009	$30.21	$1,050 Aug. 31, 2007 – Aug. 30, 2008 $1,025 Aug. 31, 2008 to maturity
8.0% Convertible unsecured subordinated debentures	PWT.DB.C	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 30, 2009 $1,025 Jun. 30, 2009 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.D	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible unsecured subordinated debentures	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible unsecured subordinated debentures	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec 30, 2010 $1,025 Dec 31, 2010 to maturity

Financing costs includes interest expense of $5 million on the convertible debentures for the quarter ended March 31, 2008 (2007 - $nil). During the quarter, no debentures were converted and $24 million were redeemed pursuant to the offer to repurchase the convertible debentures subsequent to the change of control of Vault in January 2008.

	9.4%	8.0%	8.0%	6.5%	7.2%	6.5%
	PWT.DB.A	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F	Total
Balance, December 31, 2007	$—	$—	$—	$—	$—	$—	$—
Assumed from Canetic	6	8	—	18	—	229	261
Assumed from Vault	—	—	49	—	50	—	99
Redeemed	—	—	—	—	(24)	—	(24)
Balance, March 31, 2008	$6	$8	$49	$18	$26	$229	$336

As at March 31, 2008, the current portion of the convertible debentures totalled $6 million (2007 - $nil) and the remaining $330 million (2007 - $nil) was classified as long-term. The fair value of the convertible debentures at March 31, 2008, based on quoted market value was $339 million.

7. Asset retirement obligations

The total inflated and undiscounted amount to settle Penn West’s asset retirement obligations at March 31, 2008 was $4.0 billion (December 31, 2007 - $2.6 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2007 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2007 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:

	Three months ended March 31, 2008	Year ended December 31, 2007
Balance, beginning of period	$413	$339
Liabilities incurred during the period	4	36
Increase in liability due to change in estimate	—	61
Liabilities settled during the period	(14)	(52)
Canetic and Vault liabilities acquired in period	214	—
Accretion charges	9	29
Balance, end of period	$626	$413

8. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2006	237,126,219	$3,712
Issued on exercise of trust unit rights (1)	665,155	17
Issued to employee trust unit savings plan	532,840	17
Issued to distribution reinvestment plan	4,338,950	131
Balance, December 31, 2007	242,663,164	3,877
Issued on exercise of trust unit rights (1)	374,030	8
Issued to employee trust unit savings plan	218,264	6
Issued to distribution reinvestment plan	1,718,336	45
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Balance, March 31, 2008	374,872,718	$7,667

Contributed surplus	Three months ended March 31, 2008	Year ended December 31, 2007
Balance, beginning of period	$35	$16
Unit-based compensation expense	10	21
Net benefit on rights exercised (1)	(1)	(2)
Balance, end of period	$44	$35

(1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

Units outstanding	Three months ended March 31
(millions of units)	2008	2007
Weighted average
Basic	359.5	237.4
Dilutive impact of unit rights	1.7	2.3
Diluted	361.2	239.7
Outstanding as at March 31
Basic	374.9	238.0
Basic plus trust unit rights	399.9	252.7

For the quarter ended March 31, 2008, 19.8 million trust unit rights (2007 – 5.8 million) and 6.3 million units that would be issued on the conversion of the convertible debentures (2007 – nil) were excluded in calculating the weighted average number of diluted trust units outstanding, as they were considered anti-dilutive.

9. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant.  Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Three months ended March 31, 2008		Year ended December 31, 2007
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	14,486,084	$25.69	11,284,872	$27.76
Granted	11,446,322	26.71	5,189,346	33.24
Exercised	(374,030)	19.34	(665,155)	21.91
Forfeited	(496,719)	26.66	(1,322,979)	29.88
Balance before reduction of exercise price	25,061,657	26.23	14,486,084	29.80
Reduction of exercise price for distributions paid	—	(0.88)	—	(4.11)
Outstanding, end of period	25,061,657	$25.35	14,486,084	$25.69
Exercisable, end of period	4,034,280	$24.23	2,742,359	$22.53

Penn West recorded unit-based compensation expense of $10 million for the three months ended March 31, 2008, of which $2 million was charged to operating expense and $8 million was charged to general and administrative expense (2007 - $5 million, $1 million and $4 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Three months ended March 31	2008	2007
Average fair value of trust unit rights granted (per unit)	$5.08	$6.42
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	26.0%	24.1%
Risk-free rate of return (average)	3.3%	4.0%
Distribution yield (1)	14.2%	12.0%

(1) Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

Trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

10. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the U.S. Senior notes described in Note 5 and the convertible debentures described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk and interest rate risk, is included in the Management’s Discussion and Analysis in the “Business Risks” section. A quantitative analysis of risks is included under the “Sensitivity Analysis” in the Management’s Discussion and Analysis.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments outstanding on March 31, 2008:

Risk management	Three months ended March 31, 2008	Year ended December 31, 2007
Balance, beginning of period	$(148)	$54
Canetic and Vault liabilities acquired in period	(67)	—
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(193)	(182)
Electricity swaps	4	(18)
Interest rate swaps	(3)	—
Foreign exchange forwards	9	(2)
US Treasury forwards	(3)	—
Fair value, end of period	$(401)	$(148)

Penn West had the following financial instruments outstanding as at March 31, 2008:

	Notional volume	Remaining term	Pricing	Market value
Crude oil
WTI Swaps	500 bbls/d	Apr/08 – Jun/08	US$75.52/bbl	$(2)
WTI Swaps	1,500 bbls/d	Apr/08 – Dec/08	US$72.47/bbl	(10)
WTI Swaps	500 bbls/d	Jan/09 – Dec/09	US$72.68/bbl	(3)
WTI Collars	10,000 bbls/d	Apr/08 – Jun/08	US$60.00 to $94.55/bbl	(11)
WTI Collars	10,000 bbls/d	Jul/08 – Dec/08	US$67.00 to $79.23/bbl	(39)
WTI Collars	32,000 bbls/d	Apr/08 – Dec/08	US$66.25 to $80.05/bbl	(208)
WTI Collars	30,000 bbls/d	Jan/09 – Dec/09	US$85.00 to $110.21/bbl	(1)

Natural gas
AECO Swaps	100,000 GJ/d	Apr/08 – Oct/08	$6.75/GJ	(48)
AECO Collars	140,000 GJ/d	Apr/08 – Oct/08	$6.09 to $6.94/GJ	(58)
AECO Collars	170,000 GJ/d	Nov/08 – Oct/09	$7.38 to $9.76/GJ	(25)

Electricity swaps
Alberta Power Pool Swaps	7 MW	Apr/08 – Dec/08	$59.68/MWh	1
Alberta Power Pool Swaps	30 MW	Apr/08 – Dec/10	$76.23/MWh	2

Interest rate swaps
	$100.0	Apr/08	4.356%	—
	$100.0	Apr/08 – Nov/10	4.264%	(2)
Foreign exchange forwards
8-year term	US$80.0	2015	1.00934 CAD/USD	2
10-year term	US$80.0	2017	1.00165 CAD/USD	2
12-year term	US$70.0	2019	0.99125 CAD/USD	2
15-year term	US$20.0	2022	0.98740 CAD/USD	—
US Treasury forwards
	US$225.0	Apr/08 – Jun/08	3.688%	(3)

Total				$(401)

A realized gain of $nil (2007 - $2.0 million) on the electricity contracts has been included in the operating costs.

Realized gains and losses on the interest rate swaps are charged to interest expense. In the period, the fixed rate and the floating rate were approximately equal resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

11. Income taxes

In 2007, the Government of Canada enacted new tax legislation on certain publicly traded income trusts (“SIFT” entities). Under the new rules, effective for the 2011 tax year, distributions of income will no longer be deductible for income tax purposes by SIFT entities, including Penn West, and any resultant taxable income at the trust level will be taxed at an approximate of the corporate tax rate. Currently, the SIFT tax rate is 29.5 percent in 2011 and 28.0 percent in 2012 and subsequent periods. In accordance with GAAP, prior to the enactment of the SIFT legislation, temporary differences at the Trust level were not reflected in future income taxes. The Trust’s temporary differences were primarily due to the Petrofund acquisition closing on June 30, 2006 where the excess of the net book value of oil and natural gas properties over tax pools was assigned to the trust.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced further changes to the SIFT tax rules. The provincial component of the SIFT tax will be based on the provincial tax rates in provinces where the SIFT has a permanent establishment rather than using a 13 percent flat rate. As Penn West currently has its permanent establishment in the Province of Alberta for these purposes, its combined SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent. As the tax rate change has not been substantively enacted, no future income tax benefit has been recorded in the financial statements.

As at March 31, 2008, the net future income tax liability of $1,282 million (December 31, 2007 - $873 million) consisted of a $103 million future income tax asset (December 31, 2007 - $45 million) and a $1,385 million future income tax liability (December 31, 2007 - $918 million).

12. Capital management

The Trust manages its capital to provide a flexible structure to support its growth and operational strategies while optimizing its strong financial position in order to generate returns and maintain a stable distribution profile to its unitholders.

Penn West defines unitholders equity, long-term debt and convertible debentures as capital. Unitholders equity includes unitholders capital, contributed surplus and retained earnings. Long-term debt includes bank loans and the 2007 Notes.

Management continuously reviews its capital structure to ensure the objectives and strategies of the Trust are met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to equity ratios and debt to cash flow from operating activities and other economic risk factors identified by the Trust. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase.

During the first quarter of 2008, Penn West closed its acquisition of Canetic through the issuance of 124.3 million units for a total acquisition cost of $3.6 billion and assumed $1.7 billion of long-term debt and convertible debentures. In addition, Penn West closed its acquisition of Vault on January 10, 2008 issuing 5.6 million units for a total acquisition cost of $164 million and assumed $212 million of long-term debt and convertible debentures. These transactions led to a material increase in recorded unitholders’ equity.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes. As at March 31, 2008, the company was in compliance with all financial covenants; as follows:

(millions, except ratio amounts)	Pro forma year ended March 31, 2008 (1)	Pro forma year ended December 31, 2007 (1)
Components of capital
Unitholders’ equity	$8,065	$4,570
Long-term debt	$3,639	$1,943
Convertible debentures	$336	$—
Ratios
Senior debt to pro forma EBITDA (2)	1.5	1.5
Total debt to pro forma EBITDA (3)	1.5	1.5
Senior debt to capitalization (4)	30.9%	29.5%
Total debt to capitalization (5)	31.5%	30.3%
Pro forma EBITDA	$2,439	$2,333

Credit facility debt and senior notes	$3,639	$3,510
Letters of credit	2	4
Total senior debt	3,641	3,514
Convertible debentures	75	99
Total debt	3,716	3,613
Total unitholders’ equity	8,065	8,300
Total capitalization	$11,781	$11,913

(1)   Pro forma includes significant acquisitions in the period.

(2)   Less than 3:1 and not to exceed 3.5:1, with exceptions allowed to the ratio in the case of a material acquisition.

(3)   Less than 4:1.

(4)   Not to exceed 50 percent except in certain circumstances the ratio is not to exceed 55 percent.

(5)   Not to exceed 55 percent except in certain circumstances the ratio is not to exceed 60 percent.

13. Related-party transactions

During the first quarter of 2008, Penn West paid less than $1 million (first quarter 2007 – $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.